BB

06003870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/21/04 (inception) (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M & W Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 South Village Center Drive
(No. and Street)

Southlake (City) Texas (State) 76092 (Zip Code)

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Brannan 817-442-5259
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
FEB 28 2006
PROCESSING SECTION
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin D. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **M & W Financial, Inc.**, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JANET SANDLIN
Notary Public, State of Texas
My Commission Expires
May 20, 2009

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M & W FINANCIAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2005

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
M & W Financial, Inc.

We have audited the accompanying statement of financial condition of M & W Financial, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the period from January 21, 2004 (inception) to December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & W Financial, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the period from January 21, 2004 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 18, 2006

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

M & W FINANCIAL, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 223,024
Commissions receivable from related party	66,000
Advances to employees	20,450
Prepaid expenses	9,449
TOTAL ASSETS	$ 318,923

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 27,000
Payable to related parties	74,346
Accrued expenses	1,300
Income taxes payable to Parent	151,321
Total Liabilities	$ 253,967
Stockholder's Equity	
Common stock, 10,000 shares authorized, $.01 par value, 10,000 shares issued and outstanding	$ 100
Additional paid-in capital	71,116
Accumulated deficit	(6,260)
TOTAL STOCKHOLDER'S EQUITY	$ 64,956
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 318,923

See notes to financial statements.

M & W FINANCIAL, INC.
Statement of Income
Period from January 21, 2004 (Inception) to December 31, 2005

Revenue	
Underwriting revenue	$ 1,809,065
Expenses	
Compensation and related costs	$ 1,260,656
Communications	4,888
Regulatory fees	67,684
Occupancy and equipment	11,000
Promotion	9,567
Other expenses	10,209
TOTAL EXPENSES	$ 1,364,004
Net income before provision for income tax	$ 445,061
Provision for income tax	151,321
NET INCOME	$ 293,740

See notes to financial statements.

M & W FINANCIAL, INC.
Statement of Changes in Stockholder's Equity
Period from January 21, 2004 (Inception) to December 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at January 21, 2004 (Inception)	-	$ -	$ -	$ -	$ -
Common shares issued	10,000	100	19,900	-	20,000
Additional capital contributed	-	-	51,216	-	51,216
Net income	-	-	-	293,740	293,740
Dividends to Parent	-	-	-	(300,000)	(300,000)
Balances at December 31, 2005	10,000	$ 100	$ 71,116	$ (6,260)	$ 64,956

See notes to financial statements.

M & W FINANCIAL, INC.
Statement of Cash Flows
Period from January 21, 2004 (Inception) to December 31, 2005

Cash flows from operating activities:	
Net income	$ 293,740
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities	
Increase in commissions receivable from related party	(66,000)
Increase in advances to employees	(20,450)
Increase in prepaid expenses	(9,449)
Increase in commissions payable	27,000
Increase in payable to related parties	74,346
Increase in accrued expenses	1,300
Increase in income taxes payable to Parent	151,321
Net cash provided by operating activities	$ 451,808
Cash flows from financing activities:	
Common shares issued	$ 20,000
Additional capital contributed	51,216
Dividends to Parent	(300,000)
Net cash used in financing activities	$ (228,784)
Net increase in cash	223,024
Cash at beginning of period	0
CASH AT END OF PERIOD	$ 223,024

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

M & W FINANCIAL, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

M & W Financial, Inc. (Company) was incorporated on January 21, 2004 as a Texas corporation. The Company is a wholly-owned subsidiary of The Mullins & White Group, Inc. (Parent), a Texas corporation. The Company's registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective November 9, 2004. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company's securities business consists of the sale of interests in oil and gas related private placement offerings of related parties only on a best effort subscription basis. The Company's customers are high net worth individuals located throughout the United States and Canada.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(i) provide that the Company limit its business to the selling of direct participation programs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Underwriting Revenue

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, upon the Company reaching the minimum subscription requirements of such offerings.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $35,057 and $11,975, respectively. The Company's net capital ratio was 5.12 to 1.

Note 3 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with SFAS No. 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. There was $151,321 payable to the Parent for income taxes at December 31, 2005.

Note 4 - Related Party Transactions/ Concentration of Revenue

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company has commissions receivable from a related party totaling $66,000 at December 31, 2005.

The Company has a payable to two related parties totaling $74,346 at December 31, 2005.

Amounts due to the Parent for income taxes at December 31, 2005 totaled $151,321 (Note 3).

The Company earned all of its revenue from the sale of interests in private placement offerings of related parties.

The Company leases office space from the Parent on a month-to-month basis. Rent paid to the Parent totaled $11,000 and is included in occupancy and equipment costs in the accompanying statement of income.

Note 5 - Concentration of Credit Risk

Cash held at a Texas bank exceeded the federally insured limit by $123,024 at December 31, 2005; however, this at-risk amount is subject to significant fluctuations on a daily basis throughout the year.

Note 6 - Defined Contributions Plan

The Company has adopted the Mullins & White Energy 401(k) Profit Sharing Plan & Trust (the Plan). The Company and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees, except part time employees, are eligible to participate after reaching the age of 21 and completing one year of service. Employee salary deferral contributions, safe harbor non-elective contributions and earnings on these contributions are 100% vested. For each plan year the Company satisfies the Safe Harbor notification requirements, the Company will make a safe harbor non-elective contribution equal to 3% of employee compensation. The Company may contribute an amount of matching and discretionary contributions determined by the Company at its discretion. The Company may or may not choose to make matching and/or discretionary contributions for a particular year in an amount it will determine each year. Company matching and discretionary contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 2	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

The Company made matching and discretionary employer contributions totaling $13,512 and $29,972, respectively, for the year ended December 31, 2005. These amounts are included in compensation and related costs in the accompanying statement of income.

Schedule I

M & W FINANCIAL, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2005

Total stockholder's equity qualified for net capital	$ 64,956
Deductions and/or charges	
Non-allowable assets:	
Advances to employees	20,450
Prepaid expenses	9,449
Total deductions and/or charges	29,899
Net Capital	$ 35,057
Aggregate indebtedness	
Commissions payable	$ 27,000
Accrued expenses	1,300
Income taxes payable to Parent	151,321
Total aggregate indebtedness	179,621
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 11,975
Net capital in excess of minimum requirement	$ 23,082
Ratio of aggregate indebtedness to net capital	5.12 to 1

Schedule II

M & W FINANCIAL, INC.
Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5
As of December 31, 2005

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2005 (unaudited)	$	71,962
Audit adjustments:		
Increase in payable to related parties		(51,517)
Decrease in income taxes payable to Parent		14,612
Net capital as computed on Schedule I	$	35,057

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
M & W Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of M & W Financial, Inc. (the Company) for the period November 9, 2004 (effective date of SEC registration) to December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 18, 2006